

January 9, 2014

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re:** **Falconridge Oil Technologies Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We received your amended confidential treatment request on December 19, 2013. We will provide in a separate letter any comments related to the amended request.

2. Notwithstanding your response to comment 2 from our letter to you dated November 8, 2013, we reissue the comment. Please file as exhibits your licensing agreement with HydroSlotter Corporation of Canada, and the agreement by which you are "exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST globally, with non-exclusive rights to TST in [certain areas] .…" See Item 601(b)(10) of Regulation S-K. An agreement to keep a contract confidential does not eliminate the disclosure requirements of the federal securities laws.

3. In addition, revise your disclosure to discuss the material terms of the agreements, including the effective date, the counterparty, amounts to be paid, expiration date, and

what each agreement covers. Also disclose whether the agreements have been extended and, if so, file any amendment and disclose the new end date. We note the related disclosure at page F-18 indicating that the licensing agreement was scheduled to end on December 31, 2013, but might be extended. Lastly, please note that the identity of the counterparty to a material contract would not be the appropriate subject of a confidential treatment request.

4.   In that regard, please disclose explicitly if and when Mr. Pellicane's service to HSC ended. Also clarify the role he played in the negotiation of any agreements between HSC and Falconridge, and indicate on whose behalf he participated in such negotiations, insofar as it appears that he was working for both entities during the time of the agreements.

Business Overview, page 22

5.   Notwithstanding your response to prior comment 7, you continue to disclose that you are the "*exclusive agents* of TST in the United Arab Emirates and the *exclusive marketing principal* of TST, with non-exclusive rights to TST in any geographical region, country, or territory that does not infringe on the territorial rights of any other exclusive arrangement for TST that does not involve [you]" (emphasis added). However, you disclose at note 7 to your financial statements that you have the "*non-exclusive right to market, represent* and use HSC's Terra Slicing Technology" (emphasis added). Please advise or revise.

Exhibits

6.   We note your response to prior comment 12 from our letter to you dated November 8, 2013. We further note your disclosure at pages 24 and 28 that you "received a royalty interest upon completion" as payment for a workover of a well completed in February 2012, and that such royalty interest comprises a substantial portion of your revenue. You also indicate at page 33 that the royalty "exists for the life of the well." Please re-file the agreement as an exhibit.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director